August 18, 2023

VIA CORRESPONDENCE

Jimmy McNamara
Jennifer Thompson
William Schroeder
John Spitz
Robert Arzonetti
Tonya Aldave
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fanhua Inc. Amendment No. 1 to the Annual Report on Form 20-F Filed May 22, 2023 Annual Report on Form 20-F Filed April 25, 2023 File No. 001-33768

Dear Mr. McNamara, Ms. Thompson, Mr. Schroeder, Mr. Spitz, Mr. Arzonetti and Ms. Aldave:

This letter sets forth the response of Fanhua Inc. (the “Company”) to the comments contained in the letter dated July 28, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 originally filed with the Commission on April 25, 2023 (the “Form 20-F”), and was amended by the Amendment No. 1 to the Form 20-F filed with the Commission on May 22, 2023.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Annual Report on Form 20-F

Item 5. Operating and Financial Review and Prospects, page 76

1.	Please revise your Operating and Financial Review and Prospects section in future filings to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303(a) of Regulation S-K. Please also refer to the instructions to Item 5 of Form 20-F and SEC Release Nos. 33-6835 and 33-8350.

In response to the Staff’s comment, the Company will disclose the discussion of our financial condition and changes in financial condition for each of the periods presented in future filings substantially in the same form as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Discussion of Certain Balance Sheet Items

The following table sets forth certain selected consolidated balance sheets data as of December 31, 2021 and 2022.

	As of December 31
	2021	2022
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data
ASSETS:
Short term investments	870,682	347,754	50,420
Other receivables, net	60,755	231,049	33,499
Other current assets, net	39,947	419,735	60,856
Contract assets, net of allowances	263,425	273,954	39,720
Contract assets - non-current, net of allowances	192,114	385,834	55,941
Investments in affiliates	335,808	4,035	585
Total assets	3,242,118	3,089,516	447,938
LIABILITIES AND EQUITY:
Short-term loan	—	35,679	5,173
Accrued commissions	41,837	74,432	10,792
Accrued commissions – non-current	97,869	192,917	27,970
Total liabilities	1,281,756	1,358,185	196,918
Total equity	1,960,362	1,731,331	251,020
Total liabilities and equity	3,242,118	3,089,516	447,938

Short-term investments

Short-term investments mainly consist of bank financial products, trust products and asset management plans. As compared with the balance as of December 31, 2021, short-term investments as of December 31, 2022 decreased by RMB522.7 million, mainly due to a decrease in purchasing of bank financial products as a result of a decline in expected rate of return on such investment products.

Other receivable, net

Other receivable mainly represented advances to staffs or entrepreneurial agents of the Group for daily business operations, rental deposits and advances to third parties. As compared with the balance as of December 31, 2021, other receivables as of December 31, 2022 increased by RMB170.3 million, mainly due to (i) term-loan to Sichuan Tianyi Real Estate Development Co., Ltd. (“Sichuan Tianyi”), a third party real estate developer, of RMB80.0 million in principal and corresponding interest receivable of RMB3.4 million as of December 31, 2022. The loan is guaranteed by the ultimate controlling owner of Sichuan Tianyi, whom is jointly liable, with an interest rate of 7.2% per annum; and (ii) term-loan to Shenzhen Yingxin Asset Management Co., Ltd. of RMB100.0 million as of December 31, 2022, with an interest rate of 7.3% per annum. As of December 31, 2022, the interests accrued have been paid. These loan receivables are expected to be settled within one year.

Other current assets, net

Other current assets represent prepayment to third parties. As compared with the balance as of December 31, 2021, other current assets as of December 31, 2022 increased by RMB379.8 million, mainly due to prepayments of RMB390.0 million in a short term investment in a limited partnership project. As the Company has not yet been registered as Limited Partner legally as of December 31, 2022, the Company recorded the payment as other current assets instead of short term investments.

Contract assets, net of allowances

Contract assets consist of (i) amount derived from estimated renewal commissions and (ii) initial commissions earned in relation to policies that are still in the hesitation period as of December 31, 2021 and 2022. The Company presents contract assets to be reclassified to accounts receivable within the next twelve months and after the next twelve months as current contract assets and non-current contract assets separately in the consolidated balance sheets as of December 31, 2021 and 2022, respectively. As compared with the balance as of December 31, 2021, the total balance of contract assets including both current and non-current portion as of December 31, 2022 increased by RMB204.2 million, mainly due to an increase of RMB229.2 million arising from selling new polices and cumulative catch-up adjustments to revenue that affect the corresponding contract asset amounting RMB238.5 million arising from a change in estimated variable consideration on an ongoing basis, which are offset by a decrease of RMB263.4 million when the Group’s right to commissions earned becomes unconditional.

Investments in Affiliates

Investment in affiliates represents equity investments with significant influence by the right to nominate one board member in the investees. As of December 31, 2022, the balance of investment in affiliates decreased by RMB331.8 million as compared with the balance as of December 31, 2021, after the Company completed the distribution of 252,995,600 ordinary shares of one of the investees, CNFinance Holdings Limited, or CNFinance, to its shareholders on a pro rata basis on June 28, 2022. As a result of the share distribution, the Company’s equity interest in CNFinance decreased from approximately 18.5% to approximately 0.01%. Upon the completion of the distribution, the Company ceased to account for the remaining equity investment in CNFinance using equity method as the Company no longer has significant influence over this investee.

Short-term loan

Short-term loan represented borrowings made by the Company’s subsidiaries from financial institutions in mainland China and were repayable within one year. The balance of short term loan as of December 31, 2022 increased by RMB 35.8 million as compared with the balance as of December 31, 2021, mainly due to a newly raised bank loan from a commercial bank in China in 2022 which bears an interest rate of 4.5% per annum.

Accrued commissions

Accrued commissions represented costs related to estimated renewal commissions. The Company presented estimated renewal commission costs to be paid within the next twelve months and after the next twelve months as current accrued commissions and non-current accrued commissions separately in the consolidated balance sheets as of December 31, 2021 and 2022, respectively. As of December 31, 2022, the balances of current and non-current accrued commissions increased by RMB32.6 million and RMB95.0 million, respectively, as compared with the balances as of December 31, 2021. The increase was mainly due to a comprehensive impact of increased estimated renewal commission cost for new policies sold during 2022 and cumulative catch-up adjustments to estimated variable commissions accrued as a result of declining constraint percentage applied on an ongoing basis.”

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 124

2.	We note your statement that you reviewed the Company’s register of members and public filings with shareholders, including the Schedule 13D/A filed jointly by Sea Synergy Limited and Mr. Yinan Hu on December 23, 2022 and the Schedule 13G/A filed by Bank of America Corporate Center on February 14, 2023, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

Ownership and/or controlling financial interest held by governmental entity of mainland China with respect to the Company

In connection with the required disclosures under paragraphs (a) and (b)(3) of Item 16I with respect to the Company, the Company respectfully submits that it relied on the beneficial ownership schedules, namely, the Schedule 13Gs, Schedule 13Ds and the amendments thereto, filed by the Company’s major shareholders. Because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission, the Company believes such reliance is reasonable and sufficient. Based on the examination of the Schedule 13Gs, Schedule 13Ds and the amendments thereto filed by the Company’s major shareholders, other than Mr. Yinan Hu and Sea Synergy Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of March 31, 2023.

Mr. Yinan Hu is the chief executive officer and chairman of the board of directors of the Company. Additionally, Sea Synergy Limited is 100% held by a family trust, of which Mr. Yinan Hu is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Yinan Hu may be deemed to beneficially own all of the shares of the Company held by Sea Synergy Limited. In addition, based on the examination of the Schedule 13G/A filed by Bank of America Corporation (NYSE: BAC) on February 14, 2023, Bank of America Corporation beneficially owned 4.9% of the Company’s total outstanding shares. The 2023 Proxy Statement filed on March 8, 2023 indicates that other than Warren E. Buffett/Berkshire Hathaway Inc., BlackRock, Inc. and The Vanguard Group, no shareholder beneficially owned more than 5% of the outstanding shares of common stock of Bank of America Corporation as of December 31, 2022. Based on the foregoing, Bank of America Corporation is not owned or controlled by governmental entities in mainland China.

Furthermore, the Company has reviewed its register of members as of March 31, 2023, which indicates that its shareholders consisted of: (i) J.P. Morgan Chase Bank, N.A., (ii) a natural person shareholder and entities owned or controlled, directly or indirectly, by certain natural persons who are members of the management and key employees of the Company, and (iii) certain other institutional shareholders, each holding less than 5% of the Company’s shares.

●	J.P. Morgan Chase Bank, N.A. is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the beneficial ownership schedules filed by the beneficial owners of 5% or more of the Company’s shares. As discussed above, based on the beneficial ownership schedules, no governmental entities in mainland China or the Cayman Islands own shares of any of the beneficial owners of 5% or more of the Company’s shares.

●	The natural person shareholder is a former executive officer of the Company and holds 16 ordinary shares of the Company. The Company further confirms that no governmental entities in mainland China or the Cayman Islands has any interest in any of the entities owned or controlled, directly or indirectly, by certain natural persons who are members of the management or key employees of the Company.

●	In terms of certain other institutional shareholders, based on the Company’s review of their websites, to the Company’s knowledge, no governmental entities in mainland China or the Cayman Islands own shares of any of the institutional shareholders, with the exception of Hongkong Chiho Limited, which is a minority shareholder of the Company. Hongkong Chiho Limited is a company incorporated in Hong Kong and held 0.3% of the total outstanding shares of the Company. It is wholly-owned by China’s state-owned enterprises.

Based on the foregoing, the Company has determined that with the exception of Hongkong Chiho Limited, it is not owned or controlled by governmental entities in mainland China, and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Ownership held by governmental entity of Cayman Islands with respect to the Company

In connection with the required disclosures under paragraph (b)(2) of Item 16I with respect to the Company, based on the analysis above, to the Company’s knowledge, no governmental entities in the Cayman Islands own any shares of the Company.

Ownership and/or controlling financial interest held by governmental entities in applicable foreign jurisdictions with respect to the Company’s consolidated foreign operating entities, including variable interest entities

In connection with the required disclosures under paragraphs (b)(2) and (b)(3) of Item 16I with respect to the Company’s consolidated foreign operating entities, including variable interest entities, the Company respectfully submits that it conducts operations through (i) operating subsidiaries in which it has equity ownership and (ii) contractual arrangements with the variable interest entities and their respective subsidiaries, all incorporated in mainland China. The variable interest entities are Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment, and Fanhua RONS (Beijing) Technologies Co., Ltd., or Fanhua RONS Technologies, which we collectively refer to as the “consolidated VIEs” in this submission.

Exhibit 8.1 to the Form 20-F sets forth a list of subsidiaries and the consolidated VIEs and their subsidiaries, being the Company’s consolidated operating entities incorporated in various jurisdictions. The jurisdictions in which those consolidated foreign operating entities are incorporated are Cayman Islands, British Virgin Islands, Hong Kong, and mainland China. Except for the operating entities as discussed below and the consolidated VIEs and their subsidiaries, the Company holds 100% equity interests in each such consolidated foreign operating entity.

In terms of (23) Hunan Fanhua Insurance Agency Co., Ltd., (24) Zhongrong Smart Finance Information Technology Co., Ltd., or Zhongrong Smart, (27) Jilin Zhongji Shi’an Agency Co., Ltd., (28) Wuhan Taiping Online Insurance Agency Co., Ltd., and (31) Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd., or FISLA as set out in Exhibit 8.1, the Company holds 77%, 53.44%, 51%, 51%, and 44.7% equity interests in each such operating entity, respectively. The remaining equity interests of each such operating entity are owned by current or former members of the management or employees of the respective operating entity. Additionally, Zhongrong Smart owns 100% of the equity interests in (25) Beijing Smart Finance Insurance Brokerage Co., Ltd. and (26) Rong Hui Hui (Qingdao) Technologies Service Co., Ltd.. FISLA owns 100% of the equity interests in (33) Shenzhen Fanhua Training Co., Ltd. and (34) Shenzhen Fanhua Software Technology Co., Ltd., or Fanhua Software. Furthermore, FISLA owns 99% of the equity interests in (32) Shanghai Fanhua Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd., while the remaining 1% of its equity interests are held by a nominee shareholder who is an employee of FISLA. In addition, Fanhua Software owns 100% of the equity interests in (35) Shenzhen Huazhong United Technology Co., Ltd., or Shenzhen Huarong. (36) Suzhou Feibao Smart Service Consulting Co., Ltd. is a wholly-owned subsidiary of Shenzhen Huarong. With respect to (30) Foshan Tuohua Insurance Agency Co., Ltd. and (37) Shenzhen Chetong Network Co., Ltd., the Company only makes equity investments in such entities, and neither of them is a consolidated operating entity of the Company.

Therefore, with the exception of Hongkong Chiho Limited, no governmental entities in Cayman Islands, British Virgin Islands, Hong Kong, or mainland China own any shares of the Company’s consolidated foreign operating entities, and the governmental entities in mainland China do not have a controlling financial interest in these operating entities.

Regarding the consolidated VIEs, as disclosed in the Form 20-F, the Company, through its wholly-owned foreign subsidiaries, under U.S. GAAP, is the primary beneficiary of the consolidated VIEs and their subsidiaries. It has the power to direct the activities that most significantly impact the economic performance of the consolidated VIEs and their subsidiaries and is entitled to receive economic benefits from the consolidated VIEs and their subsidiaries.

As disclosed in the Form 20-F and based on the register of members of Xinbao Investment, Fanhua Insurance Sales Service Group Company Limited, our wholly-owned PRC subsidiary, holds 49% of equity interests in Xinbao Investment, while the remaining 51% of equity interests in Xinbao Investment are held by a natural person who nominally holds the shares on behalf of the Company. Additionally, as for Fanhua RONS Technologies, based on its register of members, Mr. Peng Ge, our chief financial officer and director, holds 100% of its equity interests nominally on behalf of the Company. The consolidated VIEs hold 100% equity interests in each of their respective subsidiaries. Therefore, with the exception of Hongkong Chiho Limited, no governmental entities in mainland China own any shares of the consolidated VIEs or their subsidiaries, and the governmental entities in mainland China do not have a controlling financial interest in the consolidated VIEs and their subsidiaries.

Based on the foregoing, the Company has determined that, with the exception of Hongkong Chiho Limited, no governmental entities in the Cayman Islands, British Virgin Islands, Hong Kong, or mainland China own any shares of the Company’s consolidated foreign operating entities, including the consolidated VIEs and their subsidiaries, and that the governmental entities in mainland China do not have a controlling financial interest in the Company’s consolidated foreign operating entities, including the consolidated VIEs and their subsidiaries.

The Company respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response:

The Company respectfully submits that with respect to the matter concerning Item 16I(b)(4), it has carried out an inquiry in writing with all of its directors, to ascertain whether any director holds an official position within the Chinese Communist Party. Each director confirmed in their responses that none of them is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that the directors of the Company’s consolidated foreign operating entities, including the consolidated VIEs and their subsidiaries, that fall into one of the following categories: (i) directors of the Company, (ii) employees of the Company or its consolidated foreign operating entities, or (iii) former employees of the Company or a subsidiary of the Company. The directors of the Company are discussed above. As for the directors who are employees or former employees of the Company or its consolidated foreign operating entities, each director has confirmed in response to the Company’s inquiry that none of them is an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission.

4.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “Fanhua Inc. or the consolidated VIEs.” We also note that your list of subsidiaries and affiliated entities in Exhibit 8.1 appears to indicate that you have subsidiaries that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

●	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.

Response:

The Company respectfully submits that, based on the analysis in the response to comment 2, except as disclosed in the response to comment 2 above, no governmental entities in the Cayman Islands, British Virgin Islands, Hong Kong, and mainland China own any shares of the Company or the Company’s consolidated foreign operating entities, including the consolidated VIEs and their subsidiaries.

●	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response:

With respect to the required submission under paragraph (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the response to comment 2, the governmental entities in mainland China do not have a controlling financial interest in the Company and the Company’s consolidated foreign operating entities, including the consolidated VIEs and their subsidiaries. With respect to the required submission under paragraph (b)(5) of Item 16I, please refer to the response to comment 5 below.

5.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response:

The Company confirms without qualification that its articles and the articles of its consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

Notes to the Consolidated Financial Statements

(e) Accounts receivable and Contract Assets, page F-17

6.	Please revise future filings to include your policy for determining past-due or delinquency status for your accounts receivable and contract assets and your policy for recognizing write-offs within the allowance for doubtful accounts. Please refer to ASC 326-20-50-17.

In response to the Staff’s comment, the Company will add the following disclosure to its future annual reports on Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

(2) Summary of Significant Accounting Policies

(e) Accounts Receivable and Contract Assets

Accounts receivable are recorded at the amount that the Group expects to collect and do not bear interest. Accounts receivable represents fees receivable on agency and claims adjusting services primarily from insurance companies. Contract assets are recorded when a long-term life insurance policy becomes effective, of which, the portion in relation to initial commissions earned is reclassified to accounts receivable upon the hesitation period expires; and the remaining portion arising from estimated renewal commissions is then reclassified to accounts receivable once the initial policy has been renewed and/or the Group has achieved certain renewal target in subsequent years within the renewal term of the policy. Accounts receivable are generally settled within 90 days since the initial recognition pursuant to the payment terms in the contract with customers, of which a minor portion relating to bonus earned based on annual performance condition is settled within one year.

The Group evaluates the collectability of its ~~trade~~ accounts receivable~~s~~ and contract assets based on a combination of factors. The Group generally does not require collateral on trade receivables and contract assets as the majority of the Group’s customers are large, well-established insurance companies. ~~The Group estimates allowances for expected~~ The provision of credit losses for accounts receivable and contract assets is based upon the current expected credit losses (“CECL”) model by pooling accounts receivable and contract assets into various age buckets (e.g., within 1 year, 1-2 years, 2-3 years and longer than 3 years) as balances within the same range of aging share similar risk characteristics and applying expected credit loss rates to each pool. The entire contract assets balance is included in the bucket of within 1 year. The expected credit loss rates applied range from 0.02% to 100%. The Group has fully provided CECL for accounts receivable aging longer than three years. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including ~~using~~ relevant available information from internal and external sources, related to past events, historical credit loss experience, ~~the age of the accounts receivable and contract assets balances,~~ current ~~conditions,~~ and ~~reasonable and supportable forecasts~~ future economic events as well as other conditions that may be beyond the Group’s control. Credit loss expenses are assessed quarterly and included in general and administrative expense on the consolidated statements of income and comprehensive income. Accounts receivable that are deemed uncollectible when all collection efforts have been exhausted, which typically lasts for no less than three years past due, are written off against the allowance for credit loss.

Accounts receivable and Contract Assets, net is analyzed as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable	418,266	408,961
Contract Assets (See Note 2(q))	455,630	659,788
Allowance for doubtful accounts	(28,025)	(15,361)
Accounts receivable and Contract Assets, net	845,871	1,053,388

As compared with the balance as of December 31, 2021, the total balance of contract assets including both current and non-current portion as of December 31, 2022 increased by RMB204.2 million, mainly due to an increase of RMB229.2 million arising from selling new polices and cumulative catch-up adjustments to revenue that affect the corresponding contract asset amounting RMB238.5 million arising from a change in estimated variable consideration on an ongoing basis, which is offset by a decrease of RMB263.4 million when contingent estimated commission is earned.

The following table summarizes the movement of the Group’s allowance for expected credit losses of accounts receivable and contract assets:

…

7.	Please revise future filings to include the disclosures required by ASC 606-10-50-9 and ASC 606-10-50-10 for your contract assets.

In response to the Staff’s comment, the Company will add the following disclosure to its future annual reports on Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

(2) Summary of Significant Accounting Policies

(q) Revenue Recognition

…

Contract balances

The Group’s contract balances include accounts receivable and contract asset. The balances of accounts receivable as of December 31, 2021 and 2022 are all derived from contracts with customers.

Started in 2021, the Group recognized revenues and correspondent contract assets derived from estimated renewal commissions for selling long-term life insurance products because it is entitled to payments of the subsequent renewal commissions which is contingent on future renewals of initial policies and/or the achievement of its performance target set forth in relation to future renewals other than the passage of time. Accordingly, the Group presented contract assets separately~~,~~ in the consolidated balance sheets ~~as of December 31, 2021 and 2022, respectively~~ which include both the amount derived from estimated renewal commissions and the amount of commissions in relation to policies that are still within the hesitation period by the year-end date. The contract assets balance is then reclassified to accounts receivable once the initial policies have been renewed and/or the Group has achieved certain renewal target in subsequent years within the renewal term of the policies, or upon the hesitation period expires.

The Group has no advance from customers in advance of revenue recognition, or contract liability and, therefore, none of the revenue recognized in the ~~current~~ periods presented was previously recognized as a contract liability.

…

* * *

If you have any additional questions or comments regarding the Form 20-F, please contact our U.S. counsel, Steve Lin at Kirkland & Ellis, at +8610 5737 9315 (office) or +86 18610495593 (mobile). Thank you.

Very truly yours,

By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chief Executive Officer

cc:	Peng Ge, Chief Financial Officer of Fanhua Inc.

Steve Lin, Esq., Kirkland & Ellis